UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Belmond Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G1154H107

(CUSIP Number)

November 20, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G1154H107		13G

1	Name of Reporting Person SLHRE FIN 1 S.R.L.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,703,557

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,703,557

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,703,557

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 3.6%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. G1154H107		13G

1	Name of Reporting Person SLHRE FIN 2 S.R.L.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,586,465

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,586,465

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,586,465

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 1.5%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. G1154H107		13G

1	Name of Reporting Person Giuseppe Statuto

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,290,022

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,290,022

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,290,022

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 5.1%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. G1154H107	13G

Item 1.
	(a)	Name of Issuer: Belmond Ltd., a Bermuda company
	(b)	Address of Issuer’s Principal Executive Offices: 22 Victoria Street, Hamilton HM 12 Bermuda

Item 2.
(a)

Names of Persons Filing:

This statement is being filed by (i) SLHRE FIN 1 S.R.L., a private company with limited liability incorporated under the laws of Italy (“FIN1”), with respect to Class A Common Stock (as defined below) beneficially owned by it, (ii) SLHRE FIN 2 S.R.L., a private company with limited liability incorporated under the laws of Italy (“FIN2”), with respect to Class A Common Stock beneficially owned by it and (iii) Giuiseppe Statuto (“Mr. Statuto”) with respect to Class A Common Stock beneficially owned by FIN1 and FIN2.

Mr. Statuto is (i) an investor, (ii) the sole shareholder of FIN1 and FIN2, and (iii) the sole director of FIN1 and FIN2.

Each of Mr. Statuto, FIN1 and FIN2 disclaims beneficial ownership of the securities covered by this statement.

	(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each of Mr. Statuto, FIN1 and FIN2 is: Via Borgonuovo 2 Milan (MI) 20121 Italy
	(c)	Citizenship: Each of FIN1 and FIN2 is a private company with limited liability incorporated under the laws of Italy. Mr. Statuto is a citizen of Italy.
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).
	(e)	CUSIP Number: G1154H107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
		☐	Broker or dealer registered under section 15 of the Act;
		☐	Bank as defined in section 3(a)(6) of the Act;
		☐	Insurance company as defined in section 3(a)(19) of the Act;
		☐	Investment company registered under section 8 of the Investment Company Act of 1940;
		☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
		☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
		☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
		☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
		☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. G1154H107	13G

Item 4.	Ownership

	(a)	Amount beneficially owned: 5,290,022 shares of Class A Common Stock.
(b)

Percent of class:

5.1%  (The percentages used in this statement are calculated based upon the 102,990,338 shares of Class A Common Stock issued and outstanding as of November 2, 2018, as reported by Belmond Ltd. in its Quarterly Report on Form 10-Q filed on November 7, 2018 with the Securities and Exchange Commission,

	(c)	Number of shares as to which such person has:
FIN1
		i.	Sole power to vote or direct the vote: 3,703,557
		ii.	Shared power to vote or direct the vote: 0
		iii.	Sole power to dispose or direct the disposition of: 3,703,557
		iv.	Shared power to dispose or direct the disposition of: 0
FIN1 has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Class A Common Stock beneficially owned by it.
FIN2
		i.	Sole power to vote or direct the vote: 1,586,465
		ii.	Shared power to vote or direct the vote: 0
		iii.	Sole power to dispose or direct the disposition of: 1,586,465
		iv.	Shared power to dispose or direct the disposition of: 0
FIN2 has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Class A Common Stock beneficially owned by it..
Mr. Statuto
		i.	Sole power to vote or direct the vote: 0
		ii.	Shared power to vote or direct the vote: 5,290,022
		iii.	Sole power to dispose or direct the disposition of: 0
		iv.	Shared power to dispose or direct the disposition of: 5,290,022

Mr. Statuto shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Class A Common Stock beneficially owned by FIN1 and FIN2 by virtue of his ownership of all of the issued and outstanding shares of FIN1 and FIN2, and his being the sole director of FIN1 and FIN2.

CUSIP No. G1154H107	13G

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G1154H107	13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2018

SLHRE FIN 1 S.R.L.

By:	/s/ Giuseppe Statuto
Name: Giuseppe Statuto
Title: Director

SLHRE FIN 2 S.R.L.

By:	/s/ Giuseppe Statuto
Name: Giuseppe Statuto
Title: Director

/s/ Giuseppe Statuto
GIUSEPPE STATUTO

[Signature Page to Schedule 13G]

CUSIP No. G1154H107	13G

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated November 29, 2018, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.